OC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06024155

February 23, 2006

RECD S.E.C.
FEB 2 8 2006
1086

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2006

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

Dear Ms. Weber:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to Verizon Communications Inc. by the Communications Workers of America Members' Relief Fund. We also have received a letter on the proponent's behalf dated January 12, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Frederick B. Wade
122 West Washington Avenue, Suite 740
Madison, WI 53703

732712

RECEIVED
2005 DEC 29 PM 5: 18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

verizon

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of the Communications Workers of America

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 18, 2005, Verizon received a shareholder proposal and supporting statement (the "CWA Proposal") from the Communications Workers of America (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the CWA Proposal is attached as Exhibit A. On November 15, 2005, Verizon received a shareholder proposal and supporting statement from Robert A. Rehm and the Association of BellTel Retirees Inc. (the "Prior Proposal" and, together with the CWA Proposal, the "Proposals"). A copy of the Prior Proposal is attached as Exhibit B. For the reasons stated below, Verizon intends to omit the CWA proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the CWA Proposal from Verizon's 2006 proxy materials.

I. Introduction.

On November 18, 2005, Verizon received a letter from the Proponent containing the following proposal:

> *Resolved, The shareholders request that the Board of Directors adopt a policy, in compliance with state law, and without affecting the unexpired term of any previously elected director, that Verizon shall not nominate two or more persons for election to its board, who sit together as members of the board of another public company.*

Three days earlier, Verizon had received the Prior Proposal, which states:

> *RESOLVED: The shareholders urge our Board of Directors to amend Verizon's Corporate Governance Guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority would be independent.*
>
> *For this purpose, the definition of "independent" should be no less strict than the standard adopted by the Council of Institutional Investors, an association of pension funds with assets over $1 trillion.*
>
> *Generally, the CII does not consider a director as "independent" if, during the past five years, the director or an immediate family member has been employed by:*
>
> *the company or an affiliate;*
>
> *a company-paid advisor or consultant;*
>
> *a significant supplier or customer;*
>
> *a nonprofit that receives significant grants from the company;*
>
> *a firm whose board includes a senior executive officer of the company.*

Verizon believes that the CWA Proposal may be properly omitted from its 2006 proxy materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to Verizon that will be included in Verizon's 2006 proxy materials.

II. The CWA Proposal May be Excluded From Verizon's 2006 Proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Prior Proposal.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. See *Home Depot, Inc.* (February 28, 2005) (proposal to adopt performance and time based restrictive share grant program is substantially duplicative of proposal to require performance objectives as a prerequisite to vesting of restricted stock units); *USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); and *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders is substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid).

The Company believes that the Proposals are substantially duplicative of each other for purposes of Rule 14a-8(i)(11). The "principal thrust" of each of the Proposals is the independence of the Verizon Board. Both Proposals urge the Verizon Board to take measures to eliminate potential conflicts of interests of directors. While the CWA proposal focuses solely on the nomination of candidates who do not have interlocking or interconnected relationships, the Prior Proposal, in urging the adoption of the independence standard adopted by the Council of Institutional Investors ("CII"), addresses the same concern. Under CII's independence standard, a director is not deemed independent if he or she "is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, **part of an interlocking directorate** in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director [emphasis added]." Finally, the supporting statements of each of the Proposals are similar in content and tone. Both statements detail relationships which they believe compromise the independence of individual directors. These similarities further illustrate that the Proposals have the same principal thrust.

The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it cannot properly determine the shareholders' will because the terms of such proposals are different, even though the subject matter is identical. See *Monsanto Company* (February 7, 2000) (in order to act on shareholder approval of both proposals, board would have to choose between an annual and triennial timetable for election of candidates for seats on a declassified board); *Centerior Energy Corp.* (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating bonuses were "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating bonuses and stock options); and *Union Camp Corp.* (January 24, 1990) (multiple proposals requesting the company to withdraw investments in South Africa were substantially duplicative even though one proposal also included "specific steps in implementing" the request.)

The Staff has agreed in a number of instances that proposals addressing the same subject matter in different terms and with a different scope than a prior proposal may be excluded under Rule 14a-8(i)(11). See *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and *Siebel Systems*, Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). See also *Abbott Laboratories* (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and *General Electric Company* (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

While the principal thrust of the Proposals is the same, the Prior Proposal is significantly broader than the CWA Proposal. In advocating the CII definition of "independence" for directors, the Prior Proposal addresses other factors, in addition to interlocking relationships, that it believes affect a director's independence. The CWA Proposal focuses solely on director interlocks. Verizon believes that this difference in scope is insufficient to warrant the CWA Proposal's inclusion in its 2006 proxy materials. First, the Staff has previously found that proposals differing in scope but having the same "principal thrust or focus" can still be substantially duplicative of each other. See, e.g., *General Electric Company* (January 22, 2003); *Centerior Energy Corp.* (February 27, 1995); and *Union Camp Corp.* (January 24, 1990). Also, the specific concern raised by the CWA Proposal is addressed in the Prior Proposal. Including both Proposals in the 2006 proxy materials could confuse shareholders, and, if both were approved, the Verizon Board would have no clear indication of the will of the shareholders. Therefore, Verizon believes that any differences between the Proposals are insufficient to require inclusion of both Proposals.

The purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal and to avoid shareholder confusion. To allow these substantially duplicative proposals to be included in the 2006 proxy materials would eviscerate, and frustrate the policy behind, Rule 14a-8(i)(11).

I. Conclusion.

Verizon believes that the CWA Proposal may properly be excluded from its 2006 proxy materials because it substantially duplicates the Prior Proposal, which will be included. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the CWA Proposal from its 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Communications Workers of America
501 Third Street, N. W.
Washington, D.C. 20001

Shareholder Proposal

Resolved: The shareholders request that the Board of Directors adopt a policy, in compliance with state law, and without affecting the unexpired term of any previously elected director, that Verizon shall not nominate two or more persons for election to its board, who sit together as members of the board of another public company.

Supporting Statement

Verizon has had four directors in common with Wyeth or a predecessor, and two directors in common with Honeywell International, since at least 2001. At Wyeth, the directors in common are Ivan Seidenberg, the Chairman of the Board and CEO of Verizon, John Stafford, the former Chairman and CEO of Wyeth, Richard Carrion and Walter Shipley. At Honeywell, the directors in common are Mr. Seidenberg and Mr. Stafford.

Except for Mr. Seidenberg, each of the named Wyeth directors is a member of Verizon's Human Resources Committee. Together, they constitute 75% of the Committee that is responsible for overseeing the compensation and benefits of Mr. Seidenberg and other senior managers.

This situation could be detrimental to the best interests of the Company and its shareholders. Critics say, according to a *USA Today* article (November 25, 2002), that interlocking directors create "the potential for serious conflicts of interest." In that article, New York University professor Lawrence White explained that "there's room for horse trading," and "a chance of deals being struck behind the scenes," whenever "you have two guys sitting on at least two boards."

The *USA Today* article cites Verizon's 2002 departure from Business for Affordable Medicine (BAM) as an example of the potential for conflicts. BAM was a coalition "of state governors, employers and labor unions" that was founded by Verizon and other employers, who were "concerned about the rising cost of prescription drugs for their workers and retirees," in order to advocate "faster marketing of generic drugs" (*Wall Street Journal*, Sept. 4, 2002).

On May 3, 2002, *The Wall Street Journal* reported that the eleven BAM employers had recently spent a total of "$460 million to buy 17 brand-name drugs." It also declared that major drug companies were conducting "a concerted effort to lobby companies to stay out or drop out of the BAM coalition."

The November 2002 *USA Today* article states that Wyeth sent "several letters to Verizon expressing its disagreement with BAM." The author viewed Verizon's departure from BAM as "surprising," because Verizon had "co-founded the group ... and helped to recruit its corporate members."

The cited articles do not indicate that any directors were involved in Verizon's decision to pull out of BAM. But Wyeth plainly had an opportunity to exert influence in favor of the pullout through the four directors it has shared with Verizon since 2002.

This proposal would permit Verizon to continue to have one director in common with other public companies. However, it would reduce the potential for conflicts of interest in the future by requiring that Verizon shall have no more than one director in common with another public company.

EXHIBIT "B"

Resolution on Board Independence

The Association of BellTel Retirees Inc., 181 Main Street/ PO Box 33, Cold Spring Harbor, NY 11724, which owns 214 shares of the Company's common stock and Robert A. Rehm, 5 Erie Court, Jericho, NY 11753, who owns 4,955 shares of the Company's common stock, hereby notify the Company that they intend to reintroduce the following resolution at the 2006 Annual Meeting for action by the stockholders:

RESOLVED: The shareholders urge our Board of Directors to amend Verizon's Corporate Governance Guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority would be independent.

For this purpose, the definition of "independent" should be no less strict than the standard adopted by the Council of Institutional Investors, an association of pension funds with assets over $1 trillion.

Generally, the CII does not consider a director as "independent" if, during the past five years, the director or an immediate family member has been employed by:

the company or an affiliate;

a company-paid advisor or consultant;

a significant supplier or customer;

a nonprofit that receives significant grants from the company;

a firm whose board includes a senior executive of the company.

SUPPORTING STATEMENT: At least 7 of Verizon's 11 directors (64%) have, or recently had, material financial relationships with the Company, or its officers, either directly or through their firms. We believe that ensuring a substantial majority of *truly* independent directors is the best way to ensure that the Board will at all times be more accountable to stockholders than they are beholden to management.

Verizon's 11-member board includes one insider, Chairman and CEO Seidenberg, and at least six outside directors who are non-independent, in our view, according to SEC disclosures:

- Joseph Neubauer is CEO of ARAMARK, where Verizon President and Vice Chairman Babbio is a director and previously determined Neubauer's compensation as a member of the board compensation committee.

- Thomas O'Brien is former CEO of PNC Financial Services, where Verizon Wireless CEO Dennis Strigl has participated in boosting his retirement benefits as a member of PNC's compensation committee.

- Richard Carrion is CEO of a bank that is Verizon's co-investor in Puerto Rico Telephone (Verizon owns a controlling 52% interest).

- Robert Storey recently retired as a partner in a firm providing legal services to Verizon.

- Hugh Price was, until 2003, CEO of a nonprofit receiving millions of dollars in grants from Verizon during a period Seidenberg served on its governing board.

- Sandra Moose, until year-end 2003, was Senior Vice President of a firm paid at least $3.5 million for consulting services since 2000.

In addition, prior to 2003, CEO Seidenberg had an interlocking directorship with former Wyeth CEO John Stafford.

We believe an independent board is particularly needed at Verizon. The Corporate Library, an independent research firm, rated Verizon's Board as one of the "ten worst" among large U.S. companies in 2003, citing its "interlocked and interconnected board" and excessive compensation policies.

The Board's *average* tenure of 16 years is another indicator of the Board's insularity, in our view. Four directors (Barker, Moose, Shipley and Storey) have served more than 20 years each. Only one new director has been elected since 1995.

Although Verizon claims it complies with the NYSE's minimum listing standard for board independence, we believe outside directors are not truly "independent" when they have significant financial relationships with the Company, or its Officers, different from Verizon shareholders generally.

Please vote **FOR** this important proposal.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.
Phone (608) 255-5111

January 12, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2006 JAN 13 PM 4:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Request of Verizon Communications Inc. for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America Members' Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of Verizon Communications Inc. ("Verizon"), by letter dated December 28, 2005, that it may exclude the shareholder proposal of the Communications Workers of America Members' Relief Fund ("the Fund") from its 2006 proxy materials. At the outset, please note that counsel for Verizon has mischaracterized the Proponent as "the CWA," when the Proponent is in fact the Members' Relief Fund.

The Fund Proposal asks "that the Board of Directors adopt a policy, in compliance with state law, and without affecting the unexpired term of any previously elected director, that Verizon shall not nominate two or more persons for election to its board, who sit together as members of the board of another public company" (See Verizon Exhibit A). The Fund Proposal is focused on the fact that Verizon had more than one director in common with two other public companies in 2005. It reflects a concern that Verizon directors "who sit together as members of the board of another public company" might be tempted to put the interests of the other company ahead of the interests of Verizon and its shareholders (See Verizon Exhibit A).

II. Verizon's Claim under Rule 14a-8(i)(11)

Verizon claims that the Fund Proposal may be omitted from its 2006 proxy materials under Rule 14a-8(i)(11) on the erroneous premise that it "substantially duplicates" a proposal that it received at an earlier date from the Association of BellTel Retirees ("the Association"). But the Association proposal is focused on the broad issues of director "independence" that may arise from "significant financial relationships with the Company [i.e. Verizon], or its Officers" (emphasis added) (See Verizon Exhibit B). It calls for the Verizon Board to take a very different action than the Fund Proposal, namely to "nominate director candidates such that, if elected, a two-thirds majority [of Verizon's Board] would be [considered] independent" under a definition of independence that is "no less strict than the standard adopted by the Council of Institutional Investors" ("CII") (See Verizon Exhibit B).

Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). For the reasons set forth below, we submit that Verizon has failed to demonstrate that it is entitled to omit the Fund Proposal.

II. Verizon Has Failed to Demonstrate That the Proposal "Substantially Duplicates" a Prior Proposal Within the Meaning of Rule 14a-8(i)(11).

A. The Applicable Standard: Whether One Proposal "Substantially Duplicates" An Earlier Proposal

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it "substantially duplicates" another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting" (emphasis added). The adopting release makes clear that "the purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other" (emphasis added). See Securities Exchange Act Release No. 24-12999 (1976).

Verizon asserts that the applicable test is whether "the principal thrust or focus of the proposals is the same" (See p. 2). However, counsel for the company has failed to cite any no-action letter or interpretive release in which the Staff has actually adopted "the principal thrust or focus" test, as distinguished from the "substantially duplicates," or "substantially identical," test that the Commission has endorsed in the text of the Rule and its adopting release. While it appears that the Staff has granted no-action letters to many companies that have sought such letters on the basis of a "principal thrust or focus" test, that does not mean that the Staff has actually adopted a test that is different from the standards that the Commission itself has adopted in the text of the Rule and the adopting release.

On the facts of this case, however, it does not matter whether the applicable test is the "substantially duplicative" standard in the text of Rule 14a-8(i)(11), or "the principal thrust or focus" test that has been asserted by Verizon. In either event, we submit that Verizon has failed to meet its burden of demonstrating that the Fund Proposal "substantially duplicates" the very different proposal that the Association has submitted.

B. The Two Proposals Are Different in Focus, Concern and Subject Matter

As noted above, the Fund Proposal is focused on the potential for certain conflicts of interest that may arise from the fact that Verizon had more than one director in common with two other public companies in 2005. Verizon's 2005 proxy statement disclosed that the Company had four directors in common with Wyeth and two directors in common with Honeywell International. In contrast, the Association proposal is focused on the broad issue of director "independence" from Verizon "or its Officers," as defined by the Council of Institutional Investors ("CII')(See Verizon Exhibit B).

Contrary to the claims of Verizon that these two proposals address "the same concern"(p. 3), and the "same subject matter"(p. 4), the text of the proposals and their supporting statements make clear that they address very different concerns. In fact, we submit that the concerns are so distinct and different as to be mutually exclusive.

In this context, the Supporting Statement for the Fund Proposal emphasizes "Verizon's 2002 departure from Business for Affordable Medicine (BAM)," despite the fact that "Verizon had 'co-founded the group . . . . and helped to recruit its corporate members,'" after Wyeth had "sent 'several letters to Verizon expressing its disagreement with BAM.'" (See Verizon Exhibit A). This demonstrates that the principal focus or concern of the Fund proposal is the possibility that some directors of Verizon may be tempted to serve the interests of another public company at the expense of Verizon and its shareholders, if they are permitted to "sit together as members of the board of another public company" (See Verizon Exhibit A).

In stark contrast to this narrow focus of the Fund Proposal, the Association proposal is focused on a concern that "directors are not truly 'independent' when they have significant financial relationships with the Company, or its Officers" (emphasis added)(See Verizon Exhibit B). This focus is made explicit in the first paragraph of the supporting statement, where the Association expresses its concern that a lack of independence may make directors less "accountable to stockholders than they are beholden to management" (emphasis added). (See Verizon Exhibit B).

These differences in focus and concern are further reflected in the text of the two submissions. Contrary to the claim that the Fund "detail[s] relationships" that may "compromise the independence of individual directors" (See pp. 3-4), the Fund submission does not make any reference whatsoever to the concept of "independence." It does not propose any definition of director "independence." Nor does it make any reference to the concern that is the focus of the Association proposal, which is expressly stated as the "independence" of individual directors from Verizon "or its Officers" (emphasis added)(Compare Verizon Exhibit A with Verizon Exhibit B).

For its part, the Association submission does not make any reference whatsoever to the terms, "interlocking directors," and "interlocking directorate." Moreover, while the text of its proposal does note that a director would not be considered "independent" under the CII standards if "the director . . . has been employed by . . . a firm whose board includes a senior executive of the company," that is just one of a number of relationships that would be deemed to impair the independence of a director from management under the CII standard of independence. Accordingly, it is evident that the problem of interlocking directors is not the "principal focus" or "thrust" of the Association proposal.

Moreover, it is evident that the Association proposal does not even address the issue that is the principal focus of the Fund Proposal, namely the possibility that some directors of Verizon may be tempted to serve the interests of another public company at the expense of Verizon and its shareholders. As noted above, the Association proposal is expressly limited to the possibility that Verizon directors may be "beholden to [the] management" of Verizon, if they are permitted to sit together with "a senior executive" of Verizon, as members of the board of another firm (emphasis added)(See Verizon Exhibit B).

Thus, to the limited extent that the Association proposal may be read to encompass one kind of concern that may arise from the existence of interlocking directors with other companies, it is a concern that a director's relationship with "a senior executive" of Verizon is a factor that might make that director "beholden to [the] management" [of Verizon] (emphasis added)(See Verizon Exhibit B). Under these circumstances, there is no merit in the claims of Verizon that the Association proposal addresses the "same concern" or "same subject matter" (See pp. 3-4) as the Fund Proposal, which arises from a concern that directors of Verizon may be tempted to serve the interests of another public company at the expense of Verizon and its shareholders, if they are permitted to "sit together as members of the board of another public company" (See Verizon Exhibit A).

C. The Two Proposals Are Different in the Remedies They Propose

The two proposals are also different in the remedies that they propose for the concerns that they have specified. As noted above, the Fund Proposal asks "that the Board of Directors adopt a policy . . . that Verizon shall not nominate two or more persons for election to its board, who sit together as members of the board of another public company." In contrast, the Association proposal asks the Verizon Board to "nominate director candidates such that, if elected, a two-thirds majority would be independent."

In stark rebuttal to the claim of Verizon (p. 5) that the proposals are two "versions of essentially the same proposal," it is evident that implementation of the Association proposal would do little or nothing to alleviate the concern that is the principal focus of the Fund Proposal. Under the CII definition of director independence, up to three members of the eleven-member Verizon Board would be permitted to sit together as members of the board of another public company in the event one of them was also "a senior executive" of Verizon. These directors of Verizon would not be considered "independent" from Verizon management under the CII standard, but that fact would not preclude them from sitting together as members of the Board of another public company.

On the other hand, the Association proposal would permit all of the directors of Verizon, or any lesser included number, to sit together as members of the board of another public company as long as no director of the other company was also "a senior executive" of Verizon. If that scenario were to occur, it would plainly exacerbate, rather than alleviate, the concern that is the principal focus of the Fund Proposal. In fact, the Association proposal would permit the creation of new interlocking directorates with other public companies, in addition to the interlocks that presently exist with respect to Wyeth and Honeywell.

In contrast, the Fund Proposal would effectively provide "that Verizon shall have no more than one director in common with another public company" (See Verizon Exhibit A). It would establish a clear and unambiguous rule of conduct to minimize the possibility that Verizon directors might be tempted to favor the interests of another public company over the interests of Verizon and its shareholders.

D. There Is No Risk that Inclusion of Both Proposals Would Confuse Shareholders, or Leave the Verizon Board Without A Clear Expression of Shareholder Intent

The Verizon letter contends (p. 5) that "including both Proposals in the 2006 proxy materials could confuse shareholders, and, if both were approved, the Verizon Board would have no clear indication of the will of the shareholders." However, these conclusory assertions are plainly without merit.

First, Verizon's argument is based on the erroneous premise (p. 5) that the proposals are two "versions of essentially the same proposal." In this context, we submit that the differences in substance, focus, thrust, and remedy that we have noted above are sufficient to demonstrate, beyond any reasonable doubt, that the Fund Proposal is not "essentially the same" as the Association proposal.

Nor is there any merit to Verizon's claim that its Board "would have no clear indication of the will of the shareholders" if both proposals were to be adopted at the Annual Meeting. In view of the different remedies that are sought, we submit that each of the proposals could be adopted by shareholders, and implemented by management, without creating any inconsistency or issue as to the intent of the shareholders.

In this context, the Fund Proposal does not call for the adoption of any definition or standard of director "independence" whatsoever, much less one that might create confusion as to how the two proposals might mesh if both were implemented together. It simply asks the Board to establish a black-letter rule, without regard to any definition of director "independence," that "Verizon shall not nominate two or more persons for election to its board, who sit together as members of the board of another public company."

Moreover, it should be noted that the Association proposal explicitly provides that the applicable standard of independence "should be <u>no less strict</u> than the standard adopted by the Council of Institutional Investors" (emphasis added)(<u>See</u> Verizon Exhibit B). Accordingly, even if the Fund Proposal is read as providing a more "strict" standard of director "independence" than the standard that the CII has adopted with respect to the issue of interlocking directors, there would be no conflict between the actions that the two proposals seek, no reason for confusion on the part of shareholders, and no doubt as to the will of the Company's shareholders if both proposals are adopted.

E. The No-Action Letters Cited By Verizon Have No Probative Value

Verizon has cited a number of no-action letters for various propositions, but these have little or no probative value here. The inquiry as to whether a proposal is "substantially duplicative" is one that requires a careful assessment of the facts of each particular case.

For example, Verizon cites four no-action letters for the proposition (p. 3)that "the Staff has permitted the omission of proposals that differ somewhat as to terms and scope" (emphasis added). However, each of the cited letters was necessarily founded on a fact-based determination by the Staff that there actually was "some basis" for determining that one proposal was "substantially duplicative" of another, and that they merely differed "somewhat as to terms and scope." For the reasons set forth above, we submit that there is no basis in the instant case for finding that the two proposals are "duplicative."

Verizon then cites three no-action letters (p. 4) for the proposition that boards of directors should not be "placed in a position where they cannot properly determine the shareholder's will because the terms of . . . proposals are different, even though the subject matter is identical" (emphasis added). However, these citations all beg the fundamental question of whether the subject matter of the two proposals here is in fact "the same." And as we have demonstrated above, the subject matter of each proposal is in fact different from that of the other.

Verizon proceeds to cite four no-action letters (p. 4) for the proposition that proposals "addressing the same subject matter in different terms and with a different scope than a prior proposal may be excluded under Rule 14a-8(i)(11)" (emphasis added). But, as noted above, Verizon has failed to establish the predicate that the instant proposals actually address "the same subject matter."

Finally, the Company cites three no-action letters (p. 5) for the proposition that "proposals differing in scope but having the same 'principal thrust or focus' can still be substantially duplicative of each other" (emphasis added). However, for the reasons set forth above, Verizon has failed to meet its burden of proving the predicate of this group of no-action letters that the proposals involved must actually have "the same 'principal thrust or focus.'"

Under these circumstances, all of Verizon's citations beg the salient question of whether the two proposals that are at issue in the instant case are "substantially duplicative" of each other. In contrast, we respectfully submit, on the basis of the differences in substance, focus, thrust and remedy that are demonstrated above, that a comparison of the two proposals in the instant case does not permit a finding that the Fund Proposal "substantially duplicates" the one that was submitted by the Association.

III. Conclusion

For the reasons set forth above, Verizon has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). We respectfully submit that the request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade

c. Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

The proposal requests that Verizon's board of directors adopt a policy, in compliance with state law, and without affecting the unexpired term of any previously elected director, that Verizon shall not nominate two or more persons for election to its board, who sit together as members of the board of another public company.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mary Beth Breslin
Special Counsel